[Altair Nanotechnologies, Inc. letterhead]

July 19, 2005

FILED VIA EDGAR WITH FACSIMILE COPY

Mr. Rufus Decker
Accounting Branch Chief

Scott Watkinson
Staff Accountant

Division of Corporation Finance
Mail Stop 0510
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C. 20549-0510
Facsimile No. (202) 772-9368

Dear Messrs. Decker and Watkinson,

On behalf of Altair Nanotechnologies Inc. and its consolidated subsidiaries (collectively, “Altair” or the “Company”), I am writing in response to your letter to Altair dated June 17, 2005 (your “Letter”). For clarity, each of the responses is preceded by a bolded restatement of your request.

Form 10-K/A for the Year Ended December 31, 2004

General

1.
Where a comment below requests additional disclosures or other revisions please show us your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management’s Discussion and Analysis, page 31

Results of Operations - Fiscal Year 2004 vs. 2003, page 37

2.
Please revise your disclosure to clarify the nature of the issues underlying the issuance of $235,000 in common stock “in connection with an agreement resolving certain issues raised by [a] shareholder” in 2004.

Following is revised disclosure to clarify the nature of the issues underlying the issuance of $235,000 in common stock in connection with an agreement resolving certain issues raised by a shareholder in 2004.

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 2

“Our general and administrative expenses increased by $2,036,346, from $3,015,829 in 2003 to $5,052,175 in 2004. G&A labor increased by $604,000 from $1,269,000 in 2003 to $1,873,000 in 2004 due to salary increases, employee bonuses, an increase in the cost of employee benefit plans and the net addition of three new employees. Investor relations expenses increased by $305,000, from $225,000 in 2003 to $530,000 in 2004, as a result of increased investor relations programs aimed at increasing investor awareness of Altair. In 2004, we incurred an expense of $235,000 representing the value of common shares issued to a shareholder in connection with an agreement with a shareholder resolving various issues, including claims for reimbursement for payments allegedly made by the shareholder for and on behalf of the Company and a dispute over registration rights of certain common shares owned by the shareholder. Consulting fees increased by $270,000, from $93,000 in 2003 to $363,000 in 2004, primarily as a result of consultants hired to assist with marketing and product development in both the performance materials and life sciences divisions. Legal expenses increased by $257,000, from $293,000 in 2003 to $550,000 in the 2004, due to patent costs associated with performance materials and life sciences products, and a settlement agreement involving a shareholder. Accounting fees increased by $124,000, from $112,000 during 2003 to $236,000 in 2004, primarily as a result of costs associated with the Sarbanes-Oxley Act. General office expenses increased by $172,000, from $387,000 in 2003 to $559,000 in 2004, primarily as a result of additional purchases of office supplies and equipment as well as higher costs for utilities, telephone, postage and printing. Director fees and expenses increased by $108,000, from $16,000 in 2003 to $124,000 in 2004, due to the addition of two non-employee directors and an increase in the fees paid to directors. Insurance expense increased by $65,000, from $154,000 in 2003 to $219,000 in 2004, as a result of increased premiums for liability insurance. Shareholder information expenses increased by $43,000, from $69,000 in 2003 to $112,000 in 2004, due to annual report printing and mailing costs; the number of shareholders owning our stock increased substantially in 2004. These increases were partially offset by a decrease in stock option expense of $194,000 which occurred due to a reduction in value of repriced stock options.”

Financial Statements
Note 8 - Other Transactions, page F-17

3.
Please provide us with additional information to help us understand the appropriateness of reflecting the value of warrants issues and repriced during 2002 and 2003 as preferential warrant dividends and how you concluded these amounts should not be expensed. Your response should include references to authoritative literature supporting your accounting. Please also tell us who the shareholder is and describe any relationship you have with the shareholder, including business, employment or other relationship. Please tell us the number of shares this shareholder owned just before each of these transactions as well.

During 2002 and 2003, the Company reduced the exercise price of certain warrants held by selected shareholders as an inducement for them to exercise their warrants for financing purposes. These warrants were originally issued to investors at the same time these investors acquired common shares. In a separate transaction during 2003, the Company issued additional warrants to one shareholder as an inducement for the shareholder to exercise their existing warrants for financing purposes. None of these investors has any other relationship with the Company other than being shareholders, and all were issued the warrants as a “sweetener” in the equity transaction.

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 3

The warrants were detachable free-standing instruments and therefore, when the warrants were issued, the Company allocated the fair value of the common stock between the warrants and the common stock based on their relative fair values.

The modification of the warrants and the amount of the dividend was calculated in accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), paragraph 35. We presented the cost of the modifications as a preferential warrant dividend because it was only offered to select shareholders and was not given to all shareholders therefore making it preferential.

In addition, there is guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29), that supports recognition of nonmonetary distributions to owners at fair value. Paragraph 23 of APB 29 states, in part:

“…Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution…”

Because the modification of the warrants was offered to only two shareholders who rendered no other services to the Company or have any other relationships with the Company, we believe that the appropriate accounting treatment was to reflect the modification as a preferential dividend to these shareholders. That is, the Company transferred value to the investors by reducing the exercise price of their warrants (or issuing replacement warrants) and did not receive any form of compensation in return for this value transferred to the investors. Accordingly, the Company accounted for the additional value transferred to the investors as a distribution or dividend.

We note that EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock (EITF D-42), addresses the accounting for an inducement to shareholders to convert preferred stock, which we believe the accounting treatment would be similar for this inducement to convert the warrants. EITF Topic D-42 states in part:

“...If convertible preferred stock is converted to other securities issued by the registrant pursuant to an inducement offer, the staff believes that the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share…”

We believe the concept in EITF D-42 is very similar the modification of the warrants. EITF D-42 addresses a situation in which value is transferred to the holders of equity securities for which no compensation is received. Accordingly, the value transferred to the preferred shareholders is recognized as a distribution or dividend to preferred shareholders. Furthermore, we believe the value transferred to the investors by reducing the exercise price of their warrants or issuing replacement warrants meets the conceptual definition of a distribution in paragraph 67 of Statements of Financial Accounting Concepts No. 6 which states, in part:

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 4

“…Distributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners. Distributions to owners decrease ownership interest (or equity) in an enterprise…”

Based on the above guidance, the Company believes that the charge was properly accounted for as a dividend rather than an expense.

We believe that the dividend was accounted for and properly presented in the financial statements in accordance with SFAS 128, paragraph 9 and EITF D-82, which require that preferred dividends be shown separate from net income or loss regardless of the form of payment. As discussed above, we believe that the preferential warrant dividends are similar to preferred dividends and, therefore, would be presented similarly.

The preferential warrant dividend of $48,666 in 2002 was provided to Louis Schnur, a major shareholder of the Company. As reported in the Company’s proxy statement filed on April 30, 2002, Louis Schnur beneficially owned 607,000 common shares of the Company at April 15, 2002, or 2.5% of the outstanding common stock. In addition, he owned 2,582,500 warrants to purchase common shares.

Of the $592,486 preferential warrant dividend in 2003, $176,472 was provided to Louis Schnur and $416,014 was provided to Cranshire Capital, L.P., the two largest unaffiliated, individual shareholders of the Company. As reported in the Company’s proxy statement filed on May 7, 2003, Louis Schnur beneficially owned 2,275,421 common shares of the Company at April 30, 2003, or 6.5% of the outstanding common stock. In addition, he owned 5,382,223 warrants to purchase common shares. Also as reported in the Company’s proxy statement filed on May 7, 2003, Cranshire Capital L.P. beneficially owned 502,000 common shares of the Company at April 30, 2003, or 1.4% of the outstanding common stock. In addition, it owned 1,155,211 warrants to purchase common shares.

Note 11 - Commitments and Contingencies, page F19

4.	Please file the November 2004 agreement with the University of Nevada, Las Vegas Research Foundation as an exhibit.

The November 2004 agreement with the University of Nevada, Las Vegas is attached hereto as Exhibit 1 and will be filed as an exhibit to the next filing by the Company.

Note 13 - Business Segment Information, page F-20

5.	Please disclose the significant types of costs included in the corporate and other expense reconciling line item.

The significant types of costs included in the corporate and other expense reconciling line item are investor relations, business consulting, general legal expense, accounting and audit, general insurance expense, non-employee and employee variable accounting stock option compensation expense and shareholder information expense. This will be included in future disclosures.

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 5

6.
Please revise your segment disclosures to include your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131, as well as the geographic disclosures required by paragraph 38.

During 2004 Altair’s revenues were derived almost entirely (99.3%) from contract service activities. The Company expects contract services to continue to be the dominant revenue source during 2005 and, accordingly has grouped similar contracts for presentation on the income statement: license fees, contracts and grants, and commercial collaborations. Product sales are not expected to be significant, disclosure of product revenue based on product groupings will be made when product sales become significant.

The following table shows the geographic segment disclosure for the three years ended December 31, 2004. Because Note 11 to the consolidated financial statements discloses the $314,359 sales in Canada, it was not duplicated in Note 13 to the consolidated financial statements. The Company will summarize this disclosure in one table in future filings, as follows:

Revenues from external customers were derived from the following geographic areas:

	Revenues -	Revenues -	Revenues -
	Year Ended	Year Ended	Year Ended
Geographic information (a):	December 31, 2004	December 31, 2003	December 31, 2002

United States	837,533	72,851	253,495
Canada	314,359		0
Total	1,151,892	72,851	253,495

(a) Revenues are attributed to countries based on location of customer.

All assets are in the United States, therefore we would not consider it necessary to include a table for assets by geographic segment.

Note 14 - Subsequent Events, page F-22

7.
Section 6.1(a) of exhibit 10.18 and your Form 8-K filed February 4, 2005 indicate that the entire $200,000 up-front payment by Spectrum is for the purchase of the company’s stock. Please clarify the apparent inconsistency.

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 6

In our Form 8-K filed on February 4, 2005, we described the business transaction that we entered into with Spectrum. The contract called for a payment of $200,000 to purchase shares of Altair common stock at a 100% premium to the market price on the effective date. However, when we evaluated the accounting treatment, which was described in Note 14 of our Form 10-K, we believed that the purchase of the stock sale should be recorded at fair market value and the remaining $100,000 premium should be recorded as licensing revenue. We note that the Company’s stock has an openly traded fair value that is quoted on the NASDAQ SmallCap Market. As such, there is no reason that an individual or a company would pay a premium for the stock which supports the Company’s position that the remaining $100,000 should be allocated to the license agreement.

Form 10-Q for the Quarter Ended March 31, 2005

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

8.
If applicable, please disclose any future obligations you may have under the agreement with Spectrum, including to supply or assist in the development or testing of RenaZorb. Please also address the consistency of your recognition of the up-front payment with the guidance in Question 1 in SAB Topic 13:A(3)(1).

Altair does not have any future obligations under the agreement with Spectrum to supply or assist in the development or testing of RenaZorb. Altair is required by the agreement with Spectrum to participate in Joint Development Committee (“JDC”) meetings, scheduled to take place every 3 to 4 months. Altair considers the JDC meetings to be a right not an obligation and, in any event, JDC meetings are administrative and require only modest amounts of effort. Other Altair service commitments under the contract require that Spectrum request, and reimburse Altair for services performed. The up-front payment provided to Altair is non-refundable and Altair’s non-performance in the future does not result in any refund or forfeiture of the up-front or milestone payments.

We believe our agreement with Spectrum more closely resembles that which is described in SAB Topic 13:A(3)(g) in that we had a patent application for the product prior to entering the agreement with Spectrum.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Messrs. Rufus Decker and Scott Watkinson
July 19, 2005  Page 7

Altair confirms its acknowledgement that: 1) the Company is responsible for the adequacy of the disclosure in the filings; and 2)  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call Edward Dickinson, Chief Financial Officer of Altair at (775) 858-3750 or our outside counsel, Bryan T. Allen at (801) 257-7963.

Sincerely,

/s/ Alan Gotcher
Alan Gotcher,
Chief Executive Officer

CC:	Edward Dickinson, Altair Nanotechnologies Inc.
Anne Marie Geddes, Deloitte & Touche LLP